December 11,2013

Martin James, Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0306

VIA FACSIMILE [703-813-6985]

Re:	Utah Medical Products, Inc. (UTMD)
Form 10-K for the fiscal year ended December 31, 2012
Filed March 7, 2013
File No. 1--12575

Dear Mr. James:

Thank you for your review of Utah Medical Products, Inc.’s (UTMD’s) November 12, 2013 response to the SEC comment letter dated October 11, 2013. This is UTMD’s response to your letter dated November 26, 2013, and which will also be filed on EDGAR as private correspondence with the SEC.  For ease of reference, I have incorporated the SEC comments in italics followed by UTMD’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2012
Item 8. Financial Statements
Report of Independent Registered Public Accounting Firm, page 30

1.
We note from your response to prior comment 1 that the company only has one reporting unit and evaluates the impairment of goodwill on a company basis. We also note from your response to prior comment 2 that your auditor, Jones Simkins LLC audited management’s assessment of goodwill impairment for the company. Further, we refer to the representations made to us by your auditor on our conference call of October 10, 2013, that while it considered the procedures undertaken in the last audit adequate, in future periods, as necessary, it plans to consider additional procedures in auditing the company’s goodwill and intangible assets. Together, these facts appear to indicate that the Norton Practice has audited, and in future periods, will audit, a lower percentage of Utah Medical’s assets than originally stated in your principal auditor’s audit report. Please confirm our understanding and have Jones Simkins LLC confirm that in future periods it will revise its audit report to take responsibility for auditing all of the company’s goodwill and intangible assets and to correctly reflect the percentage of assets audited by other auditors.

UTMD response to Comment 1.

Please note that in both Jones Simkins and The Norton Practice responses to prior SEC comment 2, they each used the goodwill impairment analysis done by UTMD to reach the determination that the reporting unit fair value exceeded the carrying amount of the reporting unit. Since UTMD has just one reporting unit, it could be said that both firms audited management’s assessment of goodwill impairment for the company. Accordingly, UTMD cannot confirm that the SEC’s understanding is completely correct.  UTMD expects the audit firms it engages will follow PCAOB rules and guidelines, including which firm audits which intangible assets. UTMD expects that in the future its U.S. auditors will audit all of its goodwill, that its UK auditor will continue to audit those intangible assets on Femcare’s balance sheet that are not associated with UTMD’s purchase of Femcare, and that the identifiable intangible assets associated with the purchase of Femcare will be audited by the firm most familiar with and in the best position to audit those assets in accordance with PCAOB rules. UTMD does confirm that in the future, as in the past, it will ensure that the audit reports in its filings correctly reflect the assets audited by each auditor.

Jones Simkins LLC response to Comment 1.

Jones Simkins LLC has been engaged by UTMD to audit its 2013 consolidated financial statements.  We plan to audit all of UTMD’s goodwill and those other intangible assets that resulted from the acquisition of Femcare.  We also understand that The Norton Practice has been engaged by UTMD to audit the 2013 financial statements of Femcare and plan to rely on their audit report in order to complete our audit of the consolidated financial statements.  We confirm that our audit report will reflect the percentage of assets audited by other auditors in the 2013 and 2012 audits.

Acknowledgments

2.	We note that you did not provide all of the acknowledgements previously requested. Please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

UTMD Response to Comment 2.

Respectfully, UTMD has answered this previously.

Thank you for your review of the referenced disclosures.  I hope that the above responses are complete and to the satisfaction of the SEC.  If not, please give us the opportunity to augment the responses as needed.

Sincerely,

/s/ Paul O. Richins

Paul O. Richins
Principal Financial Officer
Direct tele no. (801) 569-4200
Fax no. (801) 566-7305